PRICING SUPPLEMENT dated February 7, 2008	Filed Pursuant to Rule 424(b)(3)
(To Prospectus Supplement dated March 7, 2006 and	Registration File No. 333-132201
Prospectus dated March 7, 2006)

Toyota Motor Credit Corporation
Medium-Term Notes, Series B
CMS Curve Linked Notes Due 2013

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PR99
Issuer: Toyota Motor Credit Corporation (“TMCC”)
Rating of the Issuer’s Senior Debt: Aaa (Stable Outlook)/AAA (Stable Outlook) (Moody’s/S&P)
Principal Amount (in Specified Currency): $10,000,000. TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.
Issue Price: 100% of the Principal Amount
Pricing Date: February 7, 2008
Original Issue Date: February 20, 2008
Stated Maturity Date: February 20, 2013
Interest Rate:
Unless we previously call the Notes, the interest rate on the Notes is variable and will be reset semi-annually at a per annum rate equal to the greater of (i) 7.25 times an amount equal to the difference between (x) the constant maturity swap rate with an index maturity of 5 years minus the constant maturity swap rate with an index maturity of 2 years and (y) 0.20% and (ii) 0%.

Interest Payment Dates:	Interest will accrue from the Original Issue Date, payable semi-annually, on each February 20 and August 20, commencing on August 20, 2008.

Return Amount: At maturity, TMCC will repay 100% of the Principal Amount plus any accrued and unpaid interest
Net Proceeds to Issuer: 100%
Agent’s Discount or Commission: 0%. The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes. See “Use of Proceeds and Hedging.”
Agent: Morgan Stanley & Co. Incorporated
Agent’s Capacity: Principal
Calculation Agent: Deutsche Bank Trust Company Americas
Day Count Convention: 30/360, unadjusted
Business Day Convention: Following (no modification for month end)
Redemption:
The Notes are subject to redemption by TMCC, in whole but not in part, for payment on February 20, 2009 and each Interest Payment Date thereafter (each, a “Redemption Date”) with 10 calendar days’ notice at a redemption price of 100% of the Principal Amount plus accrued and unpaid interest.

Redemption Dates: Each Interest Payment Date, beginning on February 20, 2009 (the “First Redemption Date”)
Notice of Redemption: At least 10 calendar days
Original Issue Discount: No
Specified Currency: U.S. dollars
Minimum Denominations: $10,000 Principal Amount and multiples of $10,000
Form of Note: Book-entry only

RISK FACTORS RELATING TO THE NOTES

An investment in CMS Curve Linked Notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security that bears interest at a fixed rate, including, but not limited to, fluctuations in 5CMS and 2CMS (each as defined in “Description of the Notes”), and other events that are difficult to predict and beyond our control.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Investors Are Subject to the Credit Risk of TMCC

The credit ratings assigned to TMCC represent the rating agencies’ opinion regarding its credit quality and are not a guarantee of quality. Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Therefore, the ratings assigned to TMCC may not fully reflect the true risks of an investment in the Notes.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

Because 5CMS and 2CMS are floating rates, the CMS Spread (as defined in “Description of the Notes”) will fluctuate. The amount of interest payable on the Notes will vary and may be zero. If the difference between the CMS Spread and 0.20% is less than or equal to zero (that is, if 5CMS does not exceed 2CMS by more than 0.20%) on the second New York Business Day prior to the beginning of a semi-annual Interest Period (as defined in “Description of the Notes”), you will not earn any interest during that Interest Period. Furthermore, unless the Notes are called, the interest rate that is determined on such date will apply to the entire Interest Period immediately following such date even if the CMS Spread increases during that Interest Period.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the Notes for payment on any Redemption Date. In the event that we call the Notes, you will receive only the principal amount of your investment in the Notes and any accrued and unpaid interest to and including the Redemption Date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the Notes.

The Relative Values of 5CMS and 2CMS Will Affect Our Decision to Call the Notes

It is more likely we will call the Notes prior to their maturity date if the CMS Spread results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity. If we call the Notes prior to their maturity date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the Notes.

The Yield on the Notes May Be Lower than the Yield on a Standard Debt Security of Comparable Maturity

Unless previously called by us, the Notes will bear interest at a per annum rate equal to the greater of (i) 7.25 times an amount equal to the difference between (x) the CMS Spread and (y) 0.20% and (ii) 0%. As a result, the effective yield on your Notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of TMCC of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less than the Amount You Originally Invest

We believe that the value of the Notes in any secondary market will be affected by the supply of and demand for the Notes, the CMS Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

The CMS Spread.  We expect that the market value of the Notes at any time will depend on whether and to what degree 5CMS is greater than 2CMS plus 0.20%. In general, we expect that a decrease in the CMS Spread will cause a decrease in the market value of the Notes because the interest, if any, payable on the Notes is at times based on the CMS Spread. Conversely, in general, we expect that an increase in the CMS Spread will cause an increase in the market value of the Notes. However, an increase in the CMS Spread may increase the likelihood of the Notes being called.

The CMS Spread will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of the CMS Spread.  Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the CMS Spread changes, the market value of the Notes may change.

Call Feature.  Our ability to call the Notes prior to their maturity date is likely to limit their value. If we did not have the right to call the Notes, their value could be significantly different.

Interest Rates. We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

TMCC’s Credit Rating, Financial Condition and Results.  Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the Notes.

The impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as an increase in the CMS Spread.

The Historical CMS Spread Is Not an Indication of the Future CMS Spread

The historical CMS Spread, which is included in this pricing supplement, should not be taken as an indication of the future CMS Spread during the term of the Notes. Changes in the relative values of 5CMS and 2CMS will affect the trading price of the Notes, but it is impossible to predict whether the relative values of 5CMS and 2CMS will rise or fall and whether the CMS Spread will rise or fall.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The Notes have not been and will not be listed on any exchange. There is currently no secondary market for the Notes. Morgan Stanley & Co. Incorporated currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. If the secondary market for the Notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive. Where Morgan Stanley & Co. Incorporated does purchase Notes, the bid/offer spread in most cases may be wider than corporate and agency bonds bearing fixed interest rates.  Due to the above factors, 100% of the principal amount is only protected at maturity.  There is a risk that investors may receive substantially less than 100% should they wish to sell prior to maturity.

Inclusion of Commissions and Projected Profit from Hedging Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated is willing to purchase Notes in secondary market transactions will likely be lower than the Issue Price, since the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley & Co. Incorporated, as a result of dealer discounts, mark-ups or other transaction costs.

Conflicts of Interest

Morgan Stanley & Co. Incorporated or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the CMS Spread specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the CMS Curve Linked Notes Due 2013 (the “Notes”) supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered Notes set forth in the accompanying prospectus and prospectus supplement.

General

The Notes are callable securities issued by TMCC that have a maturity of five years. If not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. Unless we previously call the Notes, the interest rate on the Notes is variable and will be reset semi-annually at a per annum rate equal to the greater of (i) 7.25 times an amount equal to the difference between (x) the constant maturity swap rate (the “CMS Rate”) with an Index Maturity of 5 years (“5CMS”) minus the CMS Rate with an Index Maturity of 2 years (“2CMS”) (the difference between 5CMS and 2CMS, the “CMS Spread”) and (y) 0.20% and (ii) 0%. The interest rate on the Notes may equal but will not be less than zero.

If not previously called by us, the Notes mature on the Stated Maturity Date. We may call the Notes, in whole and not in part, for mandatory redemption on any semi-annual Interest Payment Date beginning on the First Redemption Date. Following an exercise of our call right, you will receive on the related Redemption Date an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest. The Notes do not provide for any redemption at your option prior to maturity.

The Notes are unsecured general obligations of TMCC. The Notes rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

The Notes are not a suitable investment for investors who require regular fixed income payments because the interest rate applicable to semi-annual Interest Periods is variable and may be zero. During these Interest Periods, the interest rate is based on the difference between the 5-year CMS Rate and the 2-year CMS Rate. CMS Rates represent the fixed rate that is to be paid in a fixed for floating interest rate swap in exchange for a floating three-month-LIBOR-based rate for a specified period of time. The Notes may be an appropriate investment for investors expecting medium-term interest rates, as represented by 5CMS, to exceed short-term interest rates, as represented by 2CMS, by more than 0.20% throughout the term of the Notes.

You may transfer the Notes only in minimum denominations and integral multiples of US$10,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Account holders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to the section “Description of the Notes—Book-Entry Notes” in the accompanying prospectus supplement and the section “Description of Debt Securities— Global Securities” in the accompanying prospectus for further information.

Payment at Maturity

Unless your Notes have been previously called by us, at maturity you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

You will receive 100% of the principal amount of your Notes only if you hold the Notes at call or maturity. If you choose to sell your Notes before the Notes are called or mature, you are not guaranteed and should not expect to receive the full principal amount of the Notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

Interest

Interest on the Notes will accrue from the Original Issue Date, and any interest payable on the Notes will be paid in cash semi-annually on February 20 and August 20 of each year, beginning on August 20, 2008 and ending on the maturity date, each an “Interest Payment Date”. Each six-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date, the Stated Maturity Date or any earlier date upon which the Notes are redeemed is an “Interest Period”. The interest rate will be reset on each February 20 and August 20, each an “Interest Reset Date”. During each Interest Period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Unless previously called by us, the Notes bear interest during each Interest Period at a per annum rate equal to the greater of (i) 7.25 times an amount equal to the difference between (x) 5CMS minus 2CMS, each as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) at 11:00 am (New York City time) on the applicable Interest Determination Date, which difference is referred to as the CMS Spread and (y) 0.20%, and (ii) 0%. For the purpose of determining the CMS Spread applicable to an Interest Period, the CMS Spread will be measured two New York Business Days prior to the related Interest Reset Date.  We refer to the date that the CMS Spread is fixed for an Interest Reset Date and the corresponding Interest Period as the “Interest Determination Date” for the Interest Reset Date and corresponding Interest Period.

If the difference between 5CMS and 2CMS is less than or equal to 0.20% on an Interest Determination Date, then no interest will accrue on the Notes for the Interest Period to which that Interest Determination Date applies. As a result, interest payments could be zero. Additionally, if the CMS Spread on any Interest Determination Date results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity, the Notes are more likely to be called. If we call the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Hypothetical Interest Payment Examples

The examples below show the hypothetical semi-annual interest payments to be made during the period of the term of the Notes for which the interest rate will be based on the CMS Spread. The hypothetical interest rates and, accordingly, the hypothetical semi-annual interest payments shown below are on an investment of US$10,000 principal amount of Notes during that period of the term of the Notes for which the interest rate will be based on the CMS Spread. The hypothetical interest rates and, accordingly, the hypothetical semi-annual interest payments shown below are based on various CMS Spread values.

Example	Hypothetical CMS Spread(1)	Hypothetical CMS Spread – 0.20%	Hypothetical Interest Rate per annum(2)	Hypothetical Semi-Annual Interest Payment(3)
1	-1.0%	-1.20	0.00%	$0.00
2	-0.9%	-1.10	0.00%	$0.00
3	-0.8%	-1.00	0.00%	$0.00
4	-0.7%	-0.90	0.00%	$0.00
5	-0.6%	-0.80	0.00%	$0.00
6	-0.5%	-0.70	0.00%	$0.00
7	-0.4%	-0.60	0.00%	$0.00
8	-0.3%	-0.50	0.00%	$0.00
9	-0.2%	-0.40	0.00%	$0.00
10	-0.1%	-0.30	0.00%	$0.00
11	0.0%	-0.20	0.00%	$0.00
12	0.1%	-0.10	0.00%	$0.00
13	0.2%	0.00	0.00%	$0.00
14	0.3%	0.10	0.725%	$36.25
15	0.4%	0.20	1.450%	$72.50
16	0.5%	0.30	2.175%	$108.75
17	0.6%	0.40	2.900%	$145.00
18	0.7%	0.50	3.625%	$181.25
19	0.8%	0.60	4.350%	$217.50
20	0.9%	0.70	5.075%	$253.75
21	1.0%	0.80	5.800%	$290.00

(1)	Hypothetical CMS Spread (5CMS – 2CMS) on the second New York Business Day prior to the beginning of the applicable Interest Period.

(2)
Hypothetical Interest Rate (per annum) for the applicable Interest Period = the greater of (7.25 * (CMS Spread minus 0.20%)) and 0%. The per annum rate applicable to a particular Interest Period is not necessarily indicative of the rate for future Interest Periods.

(3)	Hypothetical Semi-Annual Interest Payment on the Note = Hypothetical Interest Rate ÷ 2 * US$10,000.

Determination of the CMS Spread

If a rate for 5CMS or 2CMS is not reported on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) on any New York Business Day on which the rate for 5CMS and 2CMS is required, then the Calculation Agent shall request the principal New York office of five leading swap dealers in the New York City interbank market selected by the Calculation Agent to provide quotations, at approximately 11:00 a.m., New York City time, on such New York Business Day, for the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term of 5 years or 2 years, as the case may be, commencing on such New York Business Day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  If at least three quotations are provided, 5CMS or 2CMS, as the case may be, for that New York Business Day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning on the First Redemption Date, upon not less than ten calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder

The Notes are not subject to any redemption at the option of any holder prior to maturity.

Calculation Agent

Deutsche Bank Trust Company Americas will act as the Calculation Agent for the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the holders of Notes. TMCC may appoint a different Calculation Agent from time to time after the date of this pricing supplement without the consent of or notifying holders of the Notes.

HISTORICAL DATA ON THE CMS SPREAD

The following table sets forth, for each of the periods indicated, the high and the low values of the CMS Spread and the amount by which the CMS Spread exceeded 0.20% as reported on Reuters. The historical CMS Spread should not be taken as an indication of the future CMS Spread or the future performance of either rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the CMS Spread during any period set forth below is not any indication that the CMS Spread is more or less likely to increase or decrease at any time over the term of the Notes.

	CMS Spread		CMS Spread – 0.20%
	High	Low	High	Low
2003
Quarter
First	1.48%	1.26%	1.28%	1.06%
Second	1.46%	1.08%	1.26%	0.88%
Third	1.79%	1.24%	1.59%	1.04%
Fourth	1.59%	1.39%	1.39%	1.19%
2004
Quarter
First	1.52%	1.20%	1.32%	1.00%
Second	1.48%	1.13%	1.28%	0.93%
Third	1.17%	0.80%	0.97%	0.60%
Fourth	0.91%	0.54%	0.71%	0.34%
2005
Quarter
First	0.59%	0.38%	0.39%	0.18%
Second	0.46%	0.16%	0.26%	-0.04%
Third	0.20%	0.07%	0.00%	-0.13%
Fourth	0.16%	0.03%	-0.04%	-0.17%
2006
Quarter
First	0.05%	-0.03%	-0.15%	-0.23%
Second	0.11%	0.00%	-0.09%	-0.20%
Third	0.04%	-0.06%	-0.16%	-0.26%
Fourth	-0.01%	-0.11%	-0.21%	-0.31%
2007
Quarter
First	-0.01%	-0.09%	-0.21%	-0.29%
Second	0.16%	-0.07%	-0.04%	-0.27%
Third	0.28%	0.04%	0.08%	-0.16%
Fourth	0.40%	0.18%	0.20%	-0.02%
2008
Quarter
First (through February 7)	0.76%	0.36%	0.56%	0.16%

The CMS Spread at 11:00 a.m. (New York City time) on February 7, 2008, was  0.76%, and the CMS Spread – 0.20% was 0.56%.

The following graph shows the daily values of the extent to which CMS Spread exceeded 0.20% in the period from January 1, 2003 through February 7, 2008 using historical data obtained from Reuters.  Past movements of the CMS Spread are not indicative of future values of the CMS Spread.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement.

To provide a hedge to TMCC, an affiliate of Morgan Stanley & Co. Incorporated will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Morgan Stanley.